Exhibit 99.1

RECENT DEVELOPMENTS

TOTAL and Gaussin are developing the world’s 1st full electric aircraft refueller transporter

On May 25, 2020, Total S.A. (together with its direct and indirect consolidated companies located in or outside of France, “TOTAL” or the “Group”) announced that Gaussin and TOTAL are jointly developing the world’s first full electric ART® (Aircraft Refueller Transporter). Planned for the Airbus industrial site in Toulouse, this prototype will be capable of towing two fuel tankers, with a fuel capacity of 30 tons each. Delivery is expected at the end of 2020.

This partnership between Gaussin and TOTAL will be drawing on the 40 years of know-how of Saft (a subsidiary of TOTAL) in designing and producing batteries for electric & hybrid commercial and industrial vehicles. Saft will provide the lithium-ion batteries for this future fleet. The batteries will be entirely developed and manufactured at Saft’s facilities in Nersac and Bordeaux in the Nouvelle-Aquitaine region of France.

This first firm order will enable Gaussin to expand its offering on the electric vehicles market and TOTAL to provide a solution adapted to the refueling business. It also paves the way for the development of a fleet of innovative vehicles, specifically dedicated to aviation.

TOTAL confirms the sale of UK assets to NEO Energy

On May 20, 2020, TOTAL confirmed its commitment to completing the sale of its UK North Sea non-core assets, first announced in July 2019. Reflecting recent significant market volatility, TOTAL and Norway-based private equity investor HitecVision have successfully renegotiated the financial terms of the deal to respond to the current environment – while Petrogas is no longer part of the transaction.

TOTAL and NEO Energy have developed detailed transition plans to prepare for a smooth handover of operations upon completion, while allowing NEO to focus on embedding planned operating efficiencies and growth plans as rapidly as possible.

Subject to regulatory approvals, the parties intend to complete the transaction by the third quarter of 2020.

Plastic Recycling: TOTAL and PureCycle Technologies form a strategic partnership

On May 19, 2020, TOTAL announced it signed an agreement with PureCycle Technologies to develop a strategic partnership in plastic recycling. As part of the agreement, TOTAL undertakes to purchase part of the output of PureCycle Technologies’ future facility in the United States and to assess the interest of developing a new plant together in Europe.

PureCycle Technologies uses an innovative, patented technology to separate color, odor and any other contaminants from plastic waste feedstock to transform it into virgin-like recycled polypropylene. The company, which will begin construction on its first plant in Ohio this year, is expected to produce 48,000 tons of recycled polypropylene per year.

Electricity & Gas: TOTAL becomes one of the leading suppliers in Spain

On May 18, 2020, TOTAL announced the strengthening of its position in the generation and supply of electricity and gas in Spain through the acquisition of the Energías de Portugal’s (“EDP”) portfolio of approximately 2.5 million B2C customers and two gas-fired combined cycle power plants, which represent an electricity generation capacity of nearly 850 megawatts.

This transaction in Spain follows TOTAL’s entry into the country’s solar market in February with the acquisition of a portfolio of almost 2 gigawatts of renewable power projects to be developed. It allows the Group to implement its growth strategy in the country’s integrated gas and electricity value chain and notably to:

•	enter the Spanish B2C market.

•	complement its future production of renewable electricity, which is intermittent, with flexible electricity generation capacities from gas.

This deal is part of TOTAL’s ambition to achieve carbon neutrality by 2050 for its worldwide business across its production and energy products used by its customers, and to play a major role in the energy transition in Europe, Spain being among the first countries to have adopted an objective of carbon neutrality by 2050.

The transaction with EDP is based on an enterprise value of €515 million. It remains subject to conditions precedent, including regulatory approval and is expected to be finalized before the end of 2020. The portfolio of around 2.5 million residential contracts is composed of around 2.1 million held by EDP Commercializadora (100% EDP) and around 0.4 million by CIDE HCEnergía, S.A., a joint venture between EDP and CIDE Servicios Comerciales de Energía, S.L. (“CIDE”), the latter transaction being subject to CIDE agreement. Upon closing, EDP would transfer to TOTAL the 280 employees managing the activities acquired.

TOTAL discontinues the acquisition of Occidental Petroleum’s assets in Ghana

In August 2019, TOTAL and Occidental Petroleum (“Occidental”) entered into a Purchase and Sale Agreement (“PSA”) in order for TOTAL to acquire Anadarko’s assets in Africa. Under this agreement, TOTAL and Occidental have since completed the sale and purchase of the Mozambique and South Africa assets.

The PSA provided that the sale of the Ghana assets was conditional upon the completion of the Algeria assets’ sale. Occidental has informed TOTAL that, as part of an understanding with the Algerian authorities on the transfer of Anadarko’s interests to Occidental, Occidental would not be in a position to sell its interests in Algeria.

Given the extraordinary market environment and the lack of visibility that the Group faces, and in light of the non-operated nature of the interests of Anadarko in Ghana, TOTAL has decided not to pursue the completion of the purchase of the Ghana assets and, as a consequence, to preserve the Group’s financial flexibility.

TOTAL is exploring quantum algorithms to improve CO2 capture

On May 15, 2020, TOTAL announced it is reinforcing its research into Carbon Capture, Utilization and Storage (“CCUS”) technologies by signing a multi-year partnership with UK start-up Cambridge Quantum Computing (“CQC”). This partnership aims to develop new quantum algorithms to improve materials for CO2 capture. TOTAL’s ambition is to be a major player in CCUS and the Group currently invests up to 10% of its annual research and development effort in this area.

To improve the capture of CO2, TOTAL is working on nanoporous materials called adsorbents, considered to be among the most promising solutions. These materials could eventually be used to trap the CO2 emitted by the Group’s industrial operations or those of other players (cement, steel etc.). The CO2 recovered would then be concentrated and reused or stored permanently. These materials could also be used to capture CO2 directly from the air.

The quantum algorithms which will be developed in the collaboration between TOTAL and CQC will simulate all the physical and chemical mechanisms in these adsorbents as a function of their size, shape and chemical composition, and therefore make it possible to select the most efficient materials to develop. Currently, such simulations are impossible to perform with a conventional supercomputer, which justifies the use of quantum calculations.

Historic investment decision for transport and storage of CO2

On May 15, 2020, TOTAL announced that Equinor, Shell and TOTAL decided to invest in the Northern Lights project in Norway’s first exploitation licence for CO2 storage on the Norwegian Continental Shelf. Plans for development and operation have been handed over to the Ministry of Petroleum and Energy.

The investment decision is subject to final investment decision by Norwegian authorities and approval from the EFTA Surveillance Authority.

The investment decision concludes the study phase during which Equinor, Shell and TOTAL worked closely with Norwegian authorities to conduct engineering studies and project planning, drilled a confirmation well and developed the necessary agreements. Following the investment decision, the partners intend to establish a joint venture company.

The initial investments will total almost NOK 6.9 billion.

The project will be developed in phases. Phase 1 will develop the capacity to transport, inject and store up to 1.5 million tons of CO2 per year. Once the CO2 is captured onshore by industrial CO2-emitters, Northern lights will be responsible for transport by ships, injection and permanent storage some 2,500 metres below the seabed.

The CO2 receiving terminal will be located at the premises of Naturgassparken industrial area in the municipality of Øygarden in Western Norway. The plant will be remotely operated from Equinor’s facilities at the Sture terminal in Øygarden and the subsea facilities from Oseberg A platform in the North Sea.

The facility will allow for further phases to expand capacity. Investments in subsequent phases will be triggered by market demand from large CO2 emitters across Europe.

Equinor, on behalf of the partners, has already signed non-binding memoranda of understanding with several European companies for the development of value chains in carbon capture and storage. Binding commercial agreements will depend on positive investment decision from Norwegian authorities and for individual third-party projects. This cross-industry collaboration is a unique solution and would enable handling of large CO2 volumes that would otherwise have been emitted. This new value chain and infrastructure for carbon capture and storage projects can only be developed with cooperation between governments and companies.

If the project receives a positive final investment decision from the Norwegian Government in 2020, Phase 1 is expected to be operational in 2024.

On May 5, 2020, TOTAL announced the following updates:

•	COVID-19

TOTAL is facing the COVID-19 challenge by prioritizing its people and their health while safely maintaining all operations.

The Group has taken the following measures with respect to TOTAL’s employees: (i) instituting work from home; (ii) implementing rotating teams when office work cannot be avoided; and (iii) providing protective equipment: mandatory masks, sanitizer gel and gloves.

The Group has taken the following measures with respect to TOTAL’s customers: (i) maintaining its retail network open with strict social distancing; (ii) supplying gas and electricity to clients; and (iii) supplying plastics for medical equipment.

The Group has taken the following measures with respect to TOTAL’s operations: (i) implementing its business continuity plan; (ii) controlling access to sites; and (iii) applying PCR testing or quarantine in case of suspected COVID-19 cases.

The Group has taken the following measures with respect to its communities: (i) providing gasoline to healthcare professionals in France, Cambodia, Ivory Coast, Morocco and Senegal, among others; (ii) producing sanitizer gels in France, Belgium and Kenya; and (iii) contributing funds for research on fighting COVID-19.

•	Liquidity Available

The Group strengthened its liquidity position, with approximately $25 billion of liquidity available as of April 30, 2020 (gross treasury and undrawn credit facilities, minus short term debt under 12 months) by issuing $3 billion in bonds and drawing $6 billion in credit lines in April.